SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SES AI CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78397Q109

(CUSIP Number)

February 3, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 78397Q109	Page 2 of 13

1	name of reporting person Temasek Holdings (Private) Limited
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 34,675,757 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 31,515,045 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 34,675,757 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 11.4%*
12	type of reporting person HC

*	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 3 of 13

1	name of reporting person Tembusu Capital Pte. Ltd.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 28,478,770 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 25,882,916 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 28,478,770 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 9.4%*
12	type of reporting person HC

*	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 4 of 13

1	name of reporting person Thomson Capital Pte. Ltd.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 28,478,770 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 25,882,916 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 28,478,770 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 9.4%*
12	type of reporting person HC

*	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 5 of 13

1	name of reporting person Anderson Investments Pte. Ltd.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 28,478,770 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 25,882,916 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 28,478,770 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 9.4%†
12	type of reporting person HC

†	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 6 of 13

1	name of reporting person Temasek Capital (Private) Limited
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 6,196,987 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 5,632,129 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 6,196,987 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 2.0%*
12	type of reporting person HC

*	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 7 of 13

1	name of reporting person Seletar Investments Pte. Ltd.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 6,196,987 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 5,632,129 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 6,196,987 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 2.0%†
12	type of reporting person HC

†	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 8 of 13

1	name of reporting person Aranda Investments Pte. Ltd.
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 6,196,987 shares of Class A Common Stock
	7	sole dispositive power 0
	8	shared dispositive power 5,632,129 shares of Class A Common Stock
9	aggregate amount beneficially owned by each reporting person 6,196,987 shares of Class A Common Stock
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 2.0%‡
12	type of reporting person HC

‡	Percentage calculated based on 303,989,784 shares of Class A common stock, par value $0.0001 per share, being the shares of Class A common stock outstanding as of February 3, 2022 following consummation of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

Schedule 13G

CUSIP No. 78397Q109	Page 9 of 13

Item 1(a).	Name of Issuer

SES AI Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

35 Cabot Road, Woburn, Massachusetts 01801.

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);

(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”);

(iii)	Thomson Capital Pte. Ltd. (“Thomson”);

(iv)	Anderson Investments Pte. Ltd. (“Anderson”);

(v)	Temasek Capital (Private) Limited (“Temasek Capital”);

(vi)	Seletar Investments Pte. Ltd. (“Seletar”); and

(vii)	Aranda Investments Pte. Ltd. (“Aranda”);

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

78397Q109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Schedule 13G

CUSIP No. 78397Q109	Page 10 of 13

Item 4.	Ownership

(a)	Amount beneficially owned:

(i) Anderson directly owns 25,882,916 shares of the Issuer’s Class A Common Stock and has the right to acquire 2,595,854 shares of the Issuer's Class A Common Stock (the “Earnout Shares”), upon the achievement of certain stock price performance targets, pursuant to the Business Combination Agreement, as amended, by and among the Issuer, SES Holdings Pte. Ltd., a Singapore private company limited by shares, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, and a direct, wholly-owned subsidiary of the Issuer (the “Business Combination Agreement”). Prior to the vesting of these shares, Anderson has the power to vote, but not dispose of, the Earnout Shares. Anderson is a wholly owned subsidiary of Thomson, which is a wholly owned subsidiary of Tembusu, which is a wholly owned subsidiary of Temasek. Each of Thomson, Tembusu and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Anderson.

(ii) Aranda directly owns 5,632,129 shares of the Issuer’s Class A Common Stock and has the right to acquire 564,858 Earnout Shares, upon the achievement of certain stock price performance targets, pursuant to the Business Combination Agreement. Aranda is a wholly owned subsidiary of Seletar, which is a wholly owned subsidiary of Temasek Capital, which is a wholly owned subsidiary of Temasek. Each of Seletar, Temasek Capitaland Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Aranda.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii)	Shares power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Schedule 13G

CUSIP No. 78397Q109	Page 11 of 13

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G

CUSIP No. 78397Q109	Page 12 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Temasek Holdings (Private) Limited
By: /s/ Jason Norman Lee, Authorized Signatory

Tembusu Capital Pte. Ltd.
By /s/ Gregory Tan, Director

Thomson Capital Pte. Ltd.
By /s/ Poy Weng Chuen, Director

Anderson Investments Pte. Ltd.
By /s/ Poy Weng Chuen, Director

Temasek Capital (Private) Limited
By /s/ Gregory Tan, Director

Seletar Investments Pte. Ltd.
By /s/ Tabitha Sum Wei Ching, Director

Aranda Investments Pte. Ltd.
By /s/ Tabitha Sum Wei Ching, Director

Schedule 13G

CUSIP No. 78397Q109	Page 13 of 13

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd., Thomson Capital Pte. Ltd., Anderson Investments Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte. Ltd. and Aranda Investments Pte. Ltd., dated as of February 14, 2022.